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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM 11-K

                              ---------------------

                                   (MARK ONE)

  [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            FOR THE TRANSITION PERIOD FROM_________ TO _____________


                          COMMISSION FILE NUMBER 1-8514

        A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                               STEWART & STEVENSON
                               401(K) SAVINGS PLAN

        B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                       STEWART & STEVENSON SERVICES, INC.
                              2707 NORTH LOOP WEST
                              HOUSTON, TEXAS 77008


================================================================================

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                     Stewart & Stevenson 401(k) Savings Plan

                 Financial Statements and Supplemental Schedules


                          Year ended December 31, 2001





                                    CONTENTS

Report of Independent Auditors.........................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits........................4
Statement of Changes in Net Assets Available for Benefits..............5
Notes to Financial Statements..........................................6


Supplemental Schedules

Schedule G, Part III - Schedule of Nonexempt Transactions.............11
Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)......12



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The statement of net assets available for benefits as of December 31, 2000 of the Stewart & Stevenson 401(k) Savings Plan included in this Form 11-K were audited by Arthur Anderson LLP, independent auditors, as set forth in their report thereon included herein, and are included herein, and incorporated by reference in the Registration Statement of Stewart & Stevenson Services Inc. on Form S-8 (No. 033-52903), in reliance upon such report given on the authority of such firm as an expert in accounting and auditing. Arthur Andersen LLP has not consented to this inclusion of their report in this Form 11-K or the incorporation by reference of their report in such Registration Statements and the Stewart & Stevenson 401(k) Savings Plan has not obtained their consent to do so in reliance on Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the incorporation of their report in such Registration Statements, you will not be able to recover against Arthur Andersen LLP under such Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state material fact required to be stated therein.

                                                                               1
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                         Report of Independent Auditors


Administrative Committee
Stewart & Stevenson 401(k) Savings Plan


We have audited the accompanying statement of net assets available for benefits of the Stewart & Stevenson 401(k) Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of nonexempt transactions for the year ended December 31, 2001, and schedule of assets (held at end of year) as of December 31, 2001, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                /s/ Ernst & Young LLP
Houston, Texas
June 6, 2002


                                                                               2
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THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN
LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Stewart & Stevenson 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Stewart & Stevenson 401(k) Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and supplemental schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Stewart & Stevenson 401(k) Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000 (Schedule I), and schedule of nonexempt transactions for the year ended December 31, 2000 (Schedule II), are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/   Arthur Andersen LLP
ARTHUR ANDERSEN LLP


Houston, Texas
June 28, 2001


                                                                               3
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Stewart & Stevenson 401(k) Savings Plan

Statements of Net Assets Available for Benefits


                                                          DECEMBER 31
                                                    2001              2000
                                                 ----------------------------

ASSETS
Cash                                            $     1,113       $     6,968
Receivables:
  Employer contributions                            194,975           310,016
  Participant contributions                         587,419         1,418,271
  Accrued income                                     28,070            22,548
  Pending sale                                           24            22,375
                                                 ----------------------------
Total receivables                                   810,488         1,773,210
Investments                                      55,139,404        49,135,494
                                                 ----------------------------
Total assets                                     55,951,005        50,915,672

LIABILITIES
Accrued expenses                                     51,838            34,706
                                                 ----------------------------
Net assets available for benefits               $55,899,167       $50,880,966
                                                =============================




SEE ACCOMPANYING NOTES.


                                                                               4
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Stewart & Stevenson 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits


Year ended December 31, 2001


Additions:
  Employer contributions                                       $ 2,670,798
  Participant contributions                                      8,521,636
  Rollover contributions                                           769,172
  Investment income                                              1,721,509
                                                               -----------
Total additions                                                 13,683,115

Deductions:
  Benefit payments                                               4,257,566
  Net depreciation in fair value of investments                  4,302,184
  Administrative expenses                                          105,164
                                                               -----------
Total deductions                                                 8,664,914
                                                               -----------

Net increase                                                     5,018,201

Net assets available for benefits at:
  Beginning of year                                             50,880,966
                                                               -----------
  End of year                                                  $55,899,167
                                                               ===========


SEE ACCOMPANYING NOTES.



                                                                               5
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Stewart & Stevenson 401(k) Savings Plan

Notes to Financial Statements


December 31, 2001


1. DESCRIPTION OF PLAN

GENERAL

The Stewart & Stevenson 401(k) Savings Plan (the "Plan") is a defined contribution plan established effective January 1, 1994 for the benefit of eligible employees of Stewart & Stevenson, Inc. and certain adopting subsidiaries (collectively, the "Company") who have completed at least 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The following description of the Plan is provided for general information only. Participants should refer to the SUMMARY PLAN DESCRIPTION for a more complete description of the Plan's provisions, a copy of which is available from the Company.

CONTRIBUTIONS

Eligible employees are automatically enrolled for a 1% participant contribution of their eligible compensation unless otherwise elected. Participants may elect to make an additional contribution from 2% to 20% of their eligible compensation, subject to certain limitations, as defined by the Internal Revenue Code ("IRC"). The first 1% of participant contributions is matched dollar for dollar ("Basic Match") by the Company, and participant contributions in excess of 1% of compensation but no more than 6% are matched at 25% ("Supplemental Match") by the Company. Participants may also make rollover contributions to the Plan representing distributions from other qualified plans. Participants may direct the investment of all contributions into one or more of the investment options offered by the Plan.

VESTING

Participants are fully vested in their participant contributions, rollovers, Basic Match, and the related earnings which have been credited to their accounts. Participants shall have a 100% vested interest in their Supplemental Match contributions upon attainment of age 65, the normal retirement age, or upon death or disability, as defined by the Plan. Participants who terminate for any other reason vest in their Supplemental Match contributions and related earnings at a rate of 20% per year with full vesting after five years of service. Forfeited amounts of nonvested accounts are used to reduce future Supplemental Match or administrative expenses of the Plan.


                                                                               6
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                    Stewart & Stevenson 401(k) Savings Plan

                   Notes to Financial Statements (continued)



1. DESCRIPTION OF PLAN (CONTINUED)

BENEFIT PAYMENTS

Benefits are payable to participants or to a designated beneficiary in the event of their retirement, death, or termination of employment in the form of a lump sum payment. In limited circumstances, account withdrawals may be made upon the attainment of age 59 1/2 or in the event of financial hardship as defined in the Plan.

PARTICIPANT LOANS

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loan term may not exceed five years, except for loans used for the purchase of a principal residence, which may be repaid over a longer period of time. Principal and interest are paid ratably through payroll deductions.

ADMINISTRATIVE EXPENSES

The Company pays certain administrative expenses of the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefit payments are recorded when paid.



                                                                               7
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                    Stewart & Stevenson 401(k) Savings Plan

                   Notes to Financial Statements (continued)



2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in mutual funds and common stock are stated at fair value, based on quotations obtained from national security exchanges. The investment in the common collective trust fund is stated at fair value as determined by the issuer, based on the fair value of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

RISKS AND UNCERTAINTIES

The Plan provides for various investments in a common collective trust fund, mutual funds, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.



                                                                               8
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                    Stewart & Stevenson 401(k) Savings Plan

                   Notes to Financial Statements (continued)



3. INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                      DECEMBER 31
                                                                             2001                2000
                                                                      -------------------------------
AIM Value Fund                                                        $14,062,515         $14,346,645
American Balanced Fund                                                  5,201,360           4,297,325
Stewart & Stevenson Services, Inc. common stock                         3,268,435           3,656,044
Franklin Small Cap Growth Fund                                          4,408,400           3,921,656
Massachusetts Investors Trust                                           3,923,704           3,180,118

Merrill Lynch Corporate Bond Fund, Inc. Intermediate Term               6,179,431           4,289,942
Merrill Lynch Global Allocation Fund, Inc.                              7,154,706           6,738,359
Merrill Lynch Retirement Preservation Trust                             6,514,535           5,140,003

During 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value as follows:

Common stock                                                                              $   551,832
Mutual funds                                                                                3,750,352
                                                                                          -----------
                                                                                          $ 4,302,184
                                                                                          ===========


4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 20, 2000, stating that the Plan is qualified under section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.



                                                                               9
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                             Supplemental Schedules


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Stewart & Stevenson 401(k) Savings Plan

 Schedule G, Part III - Schedule of Nonexempt Transactions


EIN: 74-1051605     PN: 002


Year ended December 31, 2001

                               RELATIONSHIP TO PLAN,
                               EMPLOYER, OR OTHER                                                        CURRENT VALUE
IDENTITY OF PARTY INVOLVED     PARTY-IN-INTEREST                DESCRIPTION OF TRANSACTIONS              OF ASSET
-----------------------------------------------------------------------------------------------------------------------------
Stewart & Stevenson            Employer/Plan Sponsor            Failure to timely remit                  $ 1,062,740
  Services, Inc.                                                participant deferrals for
                                                                various pay periods in 2000
                                                                (contributions and loan
                                                                repayments returned to
                                                                employer in error and
                                                                subsequently remitted in 2001
                                                                along with interest).


Stewart & Stevenson 401(k) Savings Plan

 Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)


EIN: 74-1051605     PN: 002


December 31, 2001

IDENTITY OF ISSUE, BORROWER, LESSOR,                                                                 CURRENT
OR SIMILAR PARTY                                   DESCRIPTION OF INVESTMENT                         VALUE
-------------------------------------------------------------------------------------------------------------------
 AIM Family of Funds                               AIM Value Fund                                    $ 14,062,515
 American Funds Group                              American Balanced Fund                               5,201,360
 Franklin Investments                              Franklin Small Cap Growth Fund                       4,408,400
 Massachusetts Financial Services                  Massachusetts Investors Trust                        3,923,704
                                                   Merrill Lynch Corporate Bond Fund, Inc.
*Merrill Lynch                                       Intermediate Term                                  6,179,431
                                                   Merrill Lynch Global Allocation Fund, Inc.
*Merrill Lynch                                                                                          7,154,706
                                                   Merrill Lynch Retirement Preservation Trust
*Merrill Lynch                                                                                          6,514,535
 Olympic Trust                                     Hotchkis & Wiley International Fund                  2,003,236
*Stewart & Stevenson Services, Inc.                173,761 shares of common stock                       3,268,435
                                                   Various maturities and interest rates
*Participant loans                                     ranging from 6.0% to 10.5%                       2,423,082
                                                                                                     ------------
                                                                                                     $ 55,139,404
                                                                                                     ============

*Party-in-interest.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Stewart & Stevenson 401(k) Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    STEWART & STEVENSON
                                    401(k) SAVINGS PLAN ADMINISTRATIVE COMMITTEE


Date:  June 28, 2002

                                    /s/ DAVID STEWART
                                    ------------------------------------------
                                    David Stewart
                                    Chairman



                                    /s/ JOHN SIMMONS
                                    ------------------------------------------
                                    John Simmons
                                    Member



                                    /s/ BILL MOLL
                                    ------------------------------------------
                                    Bill Moll
                                    Member



                                    /s/ STEVE HINES
                                    ------------------------------------------
                                    Steve Hines
                                    Member



                                    /s/ LESLEY ROTH
                                    ------------------------------------------
                                    Lesley Roth
                                    Member

INDEX TO EXHIBIT



EXHIBIT NO.     DESCRIPTION
-----------     ------------

   23.1         Consent of independent accountants